UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55298

AROWANA MEDIA HOLDINGS, INC. aka Mike The Pike Inc.
(Exact name of registrant as specified in its charter)

Wyoming	4991	88-0395372
(State or other jurisdiction of	(Primary standard industrial	(IRS employer
incorporation or organization)	classification code number)	identification number)

8549 Wilshire Blvd., Suite 1216, Beverly Hills, California 90212
(310) 714-2950

mlovesvintage@gmail.com

Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: Fewer than 100.

Pursuant to the requirements of the Securities Exchange Act of 1934, Arowana Media Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 9, 2025

AROWANA MEDIA HOLDINGS, INC.

Mike The Pike Inc.

By: /s/ Alfredo Papadakis
Name: Alfredo Papadakis
Title: Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.